MATERIAL CHANGE REPORT

1.	Reporting Issuer: TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898
2.	Date of Material Change: October 14, 2003
3.

News Release

A press release dated October 14, 2003, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCN Newswire (Canada and U.S. disclosure package) on October 14, 2003 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.

Summary of Material Change:

On October 14, 2003, TransGlobe announced that the Block S-1 Joint Venture Group submitted a Notice of Commercial Discovery, along with a Request for Conversion to a Development Area and a Development Plan to the Yemen Ministry of Oil and Minerals.

5.	Full Description of Material Change: See the attached press release.
6.	Reliance on Confidentiality Provisions: Not Applicable
7.	Omitted Information: Not Applicable
8.

Senior Officers:

For further information, please contact Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice-President and COO, at TransGlobe Energy Corporation, Suite 2900, 330 – 5th Avenue S.W., Calgary, Alberta T2P 0L4 (403) 264-9888.

9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to in this report. DATED October 14, 2003, at the City of Calgary, in the Province of Alberta.

/s/ David Ferguson
David C. Ferguson
Vice-President, Finance and CFO

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
COMMERCIALITY AND DEVELOPMENT PLAN
FOR BLOCK S-1, REPUBLIC OF YEMEN

Tuesday, October 14, 2003, Calgary, Alberta - TransGlobe Energy Corporation (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce the Block S-1 Joint Venture Group has submitted a Notice of Commercial Discovery, along with a Request for Conversion to a Development Area and a Development Plan to the Yemen Ministry of Oil and Minerals.

The Block S-1 Joint Venture Group is comprised of TransGlobe through its wholly owned subsidiary TG Holdings Yemen Inc. (25% working interest) and Vintage Petroleum Yemen, Inc. (75% working interest) as operator.

The Development Plan provides the framework for an integrated multi-field development and for continued exploration within the substantial 285,000 acre Development Area.

The initial field development is focused on the An Nagyah light oil pool which was discovered and appraised during the 2002/2003 drilling program. The plan provides for early production commencing in the first quarter of 2004 by trucking up to 2,500 Bopd (625 Bopd to TransGlobe) from existing wells. Concurrently, construction of a central production facility at An Nagyah and a 28 kilometer (18 mile) 8 inch pipeline to the Jannah Hunt Halewah export pipeline is planned during 2004, with an anticipated completion by early 2005. The pipeline capacity would be in excess of 30,000 Bopd to allow future discoveries to be placed on stream quickly. The central production facility will be designed with an initial capacity of 10,000 Bopd (2,500 Bopd to TransGlobe). It is expected that the An Nagyah field development will consist of 13 wells to delineate and produce the field. Development/appraisal drilling is expected to commence on the An Nagyah field in the first half of 2004. The total number of wells will be adjusted as additional reservoir information is obtained from new drilling.

In addition to the An Nagyah field development, the Block S-1 Joint Venture Group plans to drill an appraisal well on the Harmel medium gravity oil discovery and to evaluate the An Naeem gas condensate discovery for a potential condensate gas cycling project. The Harmel appraisal well is expected to be drilled in 2004. It is anticipated that the Harmel pilot production project will commence after the An Nagyah field has been developed.

The Block S-1 Joint Venture Group anticipates the Ministry of Oil and Minerals to approve the Request for Conversion to a Development Area and the Development Plan within the next few days.

Ross Clarkson, President & CEO, said: “The declaration of commerciality on Block S-1 is a significant milestone for TransGlobe as it represents the second oil development for the Company in the Republic of Yemen. We have enjoyed excellent cooperation from the Government of the Republic of Yemen and in particular from the Ministry of Oil and Minerals. TransGlobe has grown from 200 Boepd in 1999 to a 2003 exit target rate of more than 3,000 Boepd primarily as a result of success in our first Yemen project. We are now targeting 5,000 Boepd when the Block S-1 development is commissioned.”

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:
Ross G. Clarkson, President & C.E.O.

- or -
/s/ David Ferguson
Lloyd W. Herrick, Vice President & C.O.O.
David C. Ferguson,
Vice-President, Finance & C.F.O.	Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

	Tel: (403) 264-9888 Fax:	(403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com